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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: September, 2008
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao, SAR, PRC
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                        .

NEWS RELEASE
Investor Contact : Mr. Chan Sze Chung, Anthony Unit C, 17/F, Edificio Comercial Rodrigues, 599 da Avenida da Praia Grande, Macao, PRC TEL : (853) 2835 6333 / FAX : (853) 2835 6262	EMAIL: shareholder@namtai.com WEB: www.namtai.com
Appointment of New CFO
Macao, PRC — September 26, 2008 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that Mr. John Farina (“Mr. Farina”), President and Chief Financial Officer of Nam Tai, had tendered his resignation to the Company due to personal reasons related to family considerations with immediate effect. The Company would like to express sincere gratitude to Mr. Farina for his valuable contributions to Nam Tai in the past.
Upon the resignation of Mr. Farina, Mr. Chan Sze Chung, Anthony (“Mr. Chan”), was appointed as Chief Financial Officer (Acting) of the Company with effect from September 26, 2008. Mr. Chan, aged 38, joined Nam Tai as a Financial Controller of one of its subsidiaries in 2000. He was later promoted to Financial Controller of the Company in April 2001. He obtained a Bachelor’s degree in Accounting and Finance from the University of Wales in 1991 and a Master’s degree in Accounting and Finance from Lancaster University in England in 1992. Mr. Chan is a member of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants. In addition, he is a Chartered Financial Analyst in the United States.
Mr. Chan is familiar with the finance and operations of Nam Tai Group. The Board of Directors is confident that Mr. Chan can take the position of Chief Financial Officer (Acting) to support the continuous growth of the Company.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai currently has one Hong Kong listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information specific to NTEEP. The stock code of NTEEP in The Stock Exchange of Hong Kong is 2633. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of Nam Tai based solely upon reliance on such information.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date September 29, 2008	By:	/s/ Chan Sze Chung (Anthony Chan)
		Name:	Chan Sze Chung (Anthony Chan)
		Title:	Chief Financial Officer (Acting)